EXHIBIT 99.2

Vicinity Motor Corp. Receives USD $19.0 Million Order for Optimal
Electric Class 4 Commercial Chassis

VANCOUVER, BC – January 4, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has received a significant order from Olathe Fleet Solutions (“Olathe”), a commercial truck dealership and fleet management company in Kansas, for over 150 VMC Optimal E1 Electric Chassis valued in excess of USD $19.0 million.

Olathe, based in Olathe, Kansas is one of the nation’s largest dealers in the commercial fleet industry – up-fitting and delivering of over 20,000 trucks nationwide yearly. The VMC Optimal E1 orders are scheduled for delivery throughout 2022 for operation in school, commercial, shuttle, ambulance, last-mile and other key market segments.

“Olathe is well-respected and highly rated in the commercial fleet market. This order is the culmination of effort and development which began many months ago with the Olathe team and key end-user involvement,” said William Trainer, Founder and CEO of Vicinity “As an authorized Ford ship-thru up-fitter, Olathe will be able to offer best-in-class EV solutions for customers across the Class 4 commercial vehicle spectrum.”

“We are seeing strong interest for the VMC Optimal EV vehicles as fleets seek to electrify and mitigate exposure to energy and carbon costs. We believe the market conditions are ideal for incredible vehicles such as ours – providing extensive range, highway speeds and significant gradeability at maximum load. Our VMC Optimal E1 also utilizes high-performance battery systems from Proterra®, which have industry-leading energy density, a flexible design to fit within a wide variety of vehicles, and rigorous pack level validation designed for safe and durable vehicle operation. Taken as a whole, our vehicles are truly best-in-class,” concluded Trainer.

Marc McEver of Olathe added, “After careful evaluation of market options, Olathe decided to partner with VMC Optimal to offer solutions that will deliver safe and reliable results for our fleets. Olathe has worked carefully over the decades to build confidence with our clients, it’s critical that we partnered with the best solution provider.”

The chassis will be produced at the new VMC Optimal manufacturing plant in Elkhart, Indiana and offer up to 125 mile range with the battery pack completely protected inside the chassis rails. Units will begin delivering in the first quarter of 2022.

About Vicinity

Vicinity is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.